SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

     REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2005

PCCW Limited
(Translation of Registrant’s Name Into English)

39th Floor, PCCW Tower
TaiKoo Place, 979 King’s Road
Quarry Bay, Hong Kong
(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F ☒     Form 40-F ☐

      (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes ☐        No ☒

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.)

PCCW LIMITED

INDEX TO EXHIBITS

Items

1.	Announcement dated February 7, 2005;
2.	Notice of extraordinary general meeting dated February 14, 2005; and
3.	Circular dated February 14, 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PCCW LIMITED

Dated: March 8, 2005	By: (Sd.) Hubert Chak

Name: Hubert Chak
Title: Company Secretary

Item 1

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

ISSUE OF NEW SHARES TO CHINA NETWORK COMMUNICATIONS GROUP CORPORATION
ENTRY INTO SUPPLEMENTAL ARRANGEMENTS RELATING TO SUBSCRIPTION

The parties to the Subscription Agreement and the PCCW Substantial Shareholders have entered into certain supplemental arrangements relating to the Subscription. In addition, the Stock Exchange has advised the Company that the grant of China Netcom’s Anti-Dilution Rights does not constitute a connected transaction of the Company.

As a result of the above, neither the Subscription nor any of the ancillary arrangements relating thereto constitute connected transactions of the Company.

All other arrangements relating to the Subscription remain unchanged. The Company will issue a circular to Shareholders containing further details of the Subscription, together with a notice convening an extraordinary general meeting of the Company to consider a resolution to approve the increase of the authorised share capital of the Company, the issue of the Subscription Shares, and China Netcom’s Anti-Dilution Rights. The Stock Exchange has confirmed to the Company that all Shareholders (including the PCCW Substantial Shareholders) will be able to vote on the resolution.

INTRODUCTION

The Company and China Netcom announced on 20 January 2005 (the “Announcement”) that China Netcom and the Subscriber had entered into a Subscription Agreement with the Company pursuant to which the Subscriber has conditionally agreed to subscribe for new Shares amounting to approximately 20% of the enlarged issued share capital of the Company. All capitalized terms defined in the Announcement shall have the same meanings in this announcement.

SUPPLEMENTAL ARRANGEMENTS RELATING TO SUBSCRIPTION

As stated in the Announcement, the exercise of the Anti-Dilution Rights will be subject to the Listing Rules. The Stock Exchange has advised that the approval of Independent Shareholders would be required to be sought on every occasion on which the Company is required to issue shares to the PCCW Substantial Shareholders pursuant to the exercise of their Anti-Dilution Rights. Such requirement would complicate and delay certain fund raising exercises and share issuances that the Company may undertake in the future. As a result, after consultations between the Company and the PCCW Substantial Shareholders, the PCCW Substantial Shareholders have agreed to terminate their Anti-Dilution Rights.

Accordingly, on 7 February 2005, the parties to the Subscription Agreement and the PCCW Substantial Shareholders entered into certain supplemental arrangements (the “Supplemental Arrangements”) whereby (a) each of PCRD, PCGH and PCD have agreed with the Company to terminate their respective PCCW Substantial Shareholders Anti-Dilution Agreements; and (b) the parties to the Subscription Agreement have agreed to remove the condition to Completion that the Anti-Dilution Rights of the PCCW Substantial Shareholders be approved at an extraordinary general meeting of the Company.

The Supplemental Arrangements will provide the Company with more certainty in terms of timing for, and also more flexibility in, any fund raising exercises and share issuances it may undertake in the future.

All other arrangements described in the Announcement remain unchanged.

CHINA NETCOM’S ANTI-DILUTION RIGHTS

The Stock Exchange has advised the Company that, because as at the date the Subscription Agreement was entered into China Netcom was not a connected person of the Company (as such term is defined in the Listing Rules), the grant of China Netcom’s Anti-Dilution Rights does not constitute a connected transaction of the Company. The issue of Shares pursuant to the exercise of China Netcom’s Anti-Dilution Rights will, nevertheless, be subject to certain conditions as follows:

(1)	the pricing of any new Shares, securities convertible or exchangeable into Shares or any warrants or other rights to subscribe for Shares issued or proposed to be issued by the Company and in respect of which China Netcom is entitled to exercise its Anti-Dilution Rights (“Relevant Securities”) in respect of which China Netcom has indicated that it will exercise its Anti-Dilution Rights must be approved by the Directors, including the independent non-executive Directors, who do not have a direct interest in the transaction and who are not connected with China Netcom or the PCCW Substantial Shareholders;

(2)	where Relevant Securities are to be issued to China Netcom at a discount of more than 10% to the benchmark price, such benchmark price being the higher of:

(a) the closing price on the date of the relevant agreement relating to the proposed issue of securities; and

(b) the average closing price in the five trading days immediately prior to the earlier of:

(i) the date of announcement of the proposed transaction or arrangement involving the proposed issue of securities;

(ii) the date of the relevant agreement relating to the proposed issue of securities; and

(iii) the date on which the placing or subscription price for the proposed issue of securities is fixed,

an independent financial adviser’s opinion on the fairness of the price or value at which the Relevant Securities are to be issued to China Netcom will be required, in addition to the Directors’ approval described above, and the Company will be required to include reference to this opinion in any announcement to be issued by it in relation to the issue of Relevant Securities to China Netcom; and

(3)	where Relevant Securities are to be issued to China Netcom at a discount of 20% or more to the benchmark price, the approval of independent Shareholders will be required in advance of such issue.

However, the Directors do not expect that these conditions will overly complicate or delay any fund raising exercises and share issuances that the Company may undertake in the future (in contrast to the treatment of the PCCW Substantial Shareholders’ Anti-Dilution Rights).

CIRCULAR TO SHAREHOLDERS

As a result of the Supplemental Arrangements and the treatment of China Netcom’s Anti-Dilution Rights under the Listing Rules, neither the Subscription nor any of the ancillary arrangements relating thereto constitute connected transactions of the Company. Therefore, neither the board committee referred to in the Announcement (consisting of the independent non-executive directors of the Company) formed to advise the Independent Shareholders in connection with the Anti-Dilution Rights nor the independent financial adviser appointed to advise this committee will be required.

The Company will issue a circular to Shareholders containing further details of the Subscription, together with a notice convening an extraordinary general meeting of the Company to consider a resolution to approve the increase of the authorised share capital of the Company, the issue of the Subscription Shares, and China Netcom’s Anti-Dilution Rights. The Stock Exchange have confirmed to the Company that no Shareholder will be required to abstain from voting at the EGM and therefore that all Shareholders (including the PCCW Substantial Shareholders) will be able to vote on the resolution. The circular will be dispatched as soon as practicable.

Shareholders and potential investors should note that the Subscription is subject to a number of conditions precedent and therefore may or may not be completed. Shareholders and potential investors are reminded to exercise caution when dealing in the securities of the Company.

By the Order of the Board PCCW Limited Hubert Chak Company Secretary

Hong Kong, 7 February 2005

The Directors of the Company as at the date of this announcement are as follows:

Executive Directors:
Li Tzar Kai, Richard (Chairman); So Chak Kwong, Jack (Deputy Chairman and Group Managing Director); Yuen Tin Fan, Francis (Deputy Chairman);
Peter Anthony Allen; Alexander Anthony Arena; Chung Cho Yee, Mico; Lee Chi Hong, Robert

Non-Executive Director:
Sir David Ford, KBE, LVO

Independent Non-Executive Directors:
Prof Chang Hsin-kang; Dr Fung Kwok King, Victor; Dr The Hon Li Kwok Po, David, GBS, JP ; Sir Roger Lobo, CBE, JP;
Aman Mehta; The Hon Raymond George Hardenbergh Seitz

Item 2

NOTICE OF EXTRAORDINARY GENERAL MEETING

Notice is hereby given that an Extraordinary General Meeting of PCCW Limited (the “Company”) will be held on Wednesday, 16 March 2005 at 11:00 a.m. in the Conference Room, 14th Floor, PCCW Tower, TaiKoo Place, 979 King’s Road, Quarry Bay, Hong Kong, for the purpose of considering and, if thought fit, passing the following as an Ordinary Resolution:

“THAT:
(A)	the authorised share capital of the Company be increased from HK$1,600,000,000 to HK$2,500,000,000 by the creation of 3,600,000,000 new ordinary shares of HK$0.25 each, such shares to rank pari passu in all respects with the existing ordinary shares of HK$0.25 each in the issued capital of the Company;

(B)	the allotment and issue by the Directors of 1,343,571,766 new ordinary shares of HK$0.25 each in the capital of the Company (as increased pursuant to paragraph (A) above) at a price of HK$5.90 per share pursuant to and on the terms set out in the subscription agreement dated 19 January 2005 entered into between the Company, China Netcom Group Corporation (BVI) Limited and China Network Communications Group Corporation (a copy of which has been produced to this Meeting marked “A” and initialled by the Chairman of this Meeting for the purpose of identification) be approved; and

(C)	the granting of the Anti-Dilution Rights (as defined and described in the circular to shareholders of the Company dated 14 February 2005) to China Network Communications Group Corporation and the issue of new shares of the Company, any securities convertible into or exchangeable into shares of the Company, and/or any warrants or other rights to subscribe for shares of the Company on exercise from time to time of the Anti-Dilution Rights by China Network Communications Group Corporation be approved, confirmed and ratified.”

By Order of the Board PCCW Limited Hubert Chak Company Secretary
Hong Kong, 14 February 2005 Notes:
(1)	Any member of the Company entitled to attend and vote at the Extraordinary General Meeting (the “EGM”) is entitled to appoint one or more proxies to attend and, on a poll, vote in his stead in accordance with the Articles of Association of the Company. A proxy need not be a member of the Company.

(2)	Where there are joint registered holders of any share of the Company, any one of such persons may vote at the EGM, either personally or by proxy, in respect of such share as if he were solely entitled thereto; but if more than one of such joint holders is present at any meeting personally or by proxy, that one of the holders so present whose name stands first on the register of members of the Company in respect of such share shall alone be entitled to vote in respect thereof.

(3)	The form of proxy and the power of attorney or other authority, if any, under which it is signed (or a notarially certified copy of such power of attorney or authority) must be deposited at the Company’s Share Registrars, Computershare Hong Kong Investor Services Limited, at 46th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong not less than 48 hours before the time appointed for holding the EGM (or any adjournment thereof, as the case may be), otherwise the form of proxy shall not be treated as valid. The completion and return of the form of proxy shall not preclude members of the Company from attending and voting in person at the EGM (or any adjourned meeting thereof) should they so wish.

(4)	In accordance with the Company’s Articles of Association, the following categories of members may demand that the vote in respect of the resolution to be put to the EGM should be taken on a poll:

(a) at least three members present in person or by proxy for the time being entitled to vote at the meeting;

(b) any member or members present in person or by proxy and representing not less than one-tenth of the total voting rights or all the members having the right to vote at the meeting;

(c) any member or members present in person or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal or not less than one-tenth of the total sum paid up on all the shares conferring that right.

A poll may be so demanded before or on the declaration of the result of the show of hands.

The directors of the Company as at the date of this announcement are as follows:

Executive Directors:
Li Tzar Kai, Richard (Chairman); So Chak Kwong, Jack (Deputy Chairman and Group Managing Director); Yuen Tin Fan, Francis (Deputy Chairman);
Peter Anthony Allen; Alexander Anthony Arena; Chung Cho Yee, Mico; Lee Chi Hong, Robert

Non-Executive Director:
Sir David Ford, KBE, LVO

Independent Non-Executive Directors:
Prof Chang Hsin-kang; Dr Fung Kwok King, Victor; Dr The Hon Li Kwok Po, David, GBS, JP; Sir Roger Lobo, CBE, JP; Aman Mehta; The Hon Raymond George Hardenbergh Seitz

Item 3

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in PCCW Limited, you should at once hand this circular and the accompanying form of proxy to the purchaser or transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

(Incorporated in Hong Kong with limited liability)
(Stock Code: 0008)

INCREASE OF AUTHORISED SHARE CAPITAL

AND

ISSUE OF NEW SHARES TO
A WHOLLY-OWNED SUBSIDIARY OF
CHINA NETWORK COMMUNICATIONS GROUP CORPORATION

A letter from the board of directors of PCCW Limited is set out on pages 5 to 19 of this circular.

A notice convening the EGM (as defined herein) to be held at 11:00 a.m. on Wednesday, 16 March 2005 is set out on pages 20 to 21 of this circular. Whether or not you are able to attend the EGM, you are requested to complete and sign the enclosed form of proxy in accordance with the instructions printed thereon, and to lodge it with the Company’s Share Registrars, Computershare Hong Kong Investor Services Limited, 46th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong, as soon as possible but in any event not later than 48 hours before the time appointed for the holding of the EGM or any adjourned meeting (as the case may be), otherwise the form of proxy will not be treated as valid. Completion and return of the form of proxy will not preclude you from attending and voting in person at the EGM or any adjourned meeting should you so wish.

14 February 2005

CONTENTS

Page

Definitions	1
Letter from the Board	5
Notice of EGM	20

— i —

DEFINITIONS

     In this circular, the following expressions have the following meanings, unless the context otherwise requires:

“Alternate Subscriber”	China Netcom Corporation (BVI) Limited, a company incorporated in the British Virgin Islands which is a wholly-owned subsidiary of the Subscriber, to which the Subscriber intends to assign all of its rights, title and interest in, to and under the Subscription Agreement

“Announcement”	the joint announcement issued by the Company and China Netcom dated 20 January 2005 in relation to the Subscription and the proposed granting of the Anti-Dilution Rights

“Anti-Dilution Rights”	the anti-dilution rights granted to China Netcom in the Subscription Agreement and the anti-dilution rights granted to each of the PCCW Substantial Shareholders in the PCCW Substantial Shareholders Anti-Dilution Agreements

“associate”	has the meaning ascribed to it in the Listing Rules

“Board”	the board of Directors of the Company

“Business Day”	any day (excluding a Saturday) on which banks generally are open for business in Hong Kong

“China Netcom”	China Network Communications Group Corporation, a state-owned enterprise established under the laws of the PRC

“CNC HK”	China Netcom Group Corporation (Hong Kong) Limited, a company incorporated in Hong Kong with limited liability and a subsidiary of China Netcom, the shares of which are listed on the Stock Exchange

“Company”	PCCW Limited, a company incorporated in Hong Kong with limited liability, the Shares of which are listed on the Stock Exchange

“Completion”	the completion of the Subscription pursuant to the Subscription Agreement

“connected person”	has the meaning ascribed to it in the Listing Rules

“Director(s)”	director(s) of the Company

DEFINITIONS

“EGM”	the extraordinary general meeting of the Company to be held on Wednesday, 16 March 2005 at which the Shareholders will be requested to consider, and if thought fit pass, a resolution to increase the authorised share capital of the Company to HK$2.5 billion comprising of 10 billion Shares, grant to the Directors a specific mandate to allot, issue and deal with the Subscription Shares and approve the grant of China Netcom’s Anti-Dilution Rights and the issue of Relevant Securities pursuant to such rights

“Group”	the Company and its subsidiaries

“HK$”	Hong Kong dollars

“Hong Kong”	Hong Kong Special Administrative Region of the PRC

“Latest Practicable Date”	2 February 2005, being the latest practicable date prior to the issue of this circular for ascertaining certain information contained herein

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange

“Non-Disposal Undertaking”	the non-disposal undertaking given by each of the PCCW Substantial Shareholders to China Netcom in the PCCW Substantial Shareholders Agreements

“PCCW Substantial Shareholders”	PCRD, PCGH and PCD

“PCCW Substantial Shareholders Agreements”	the shareholders agreements dated 19 January 2005 and entered into between each of the PCCW Substantial Shareholders and China Netcom

“PCCW Substantial Shareholders Anti-Dilution Agreements”	the anti-dilution agreements dated 19 January 2005 and entered into between each of the PCCW Substantial Shareholders and the Company and subsequently terminated on 7 February 2005

“PCD”	Pacific Century Diversified Limited, a company incorporated in the Cayman Islands with limited liability and which is indirectly 100% controlled by Li Tzar Kai, Richard (a Director and the Chairman of the Company)

“PCGH”	Pacific Century Group Holdings Limited, a company incorporated in the British Virgin Islands with limited liability and which is 100% controlled by certain trusts, the founder of which was Li Tzar Kai, Richard (a Director and the Chairman of the Company)

DEFINITIONS

“PCRD”	Pacific Century Regional Developments Limited, a company incorporated in Singapore with limited liability, the shares of which are listed on the Singapore Exchange Securities Trading Limited

“PRC”	the People’s Republic of China, excluding Hong Kong, Macau and Taiwan

“Relevant Securities”	any new Shares, securities convertible or exchangeable into Shares or any warrants or other rights to subscribe for Shares issued or proposed to be issued by the Company (and which, when issued to third parties, will entitle China Netcom to exercise its Anti-Dilution Rights in respect of such securities)

“SFC”	the Securities and Futures Commission of Hong Kong

“SFO”	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)

“Shareholders”	holder(s) of the Shares

“Shares”	ordinary shares of nominal value HK$0.25 each in the capital of the Company

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Subscriber”	China Netcom Group Corporation (BVI) Limited, a company incorporated in the British Virgin Islands which is a wholly-owned subsidiary of China Netcom

“Subscription”	the subscription for the Subscription Shares pursuant to the Subscription Agreement

“Subscription Agreement”	a conditional subscription agreement entered into between the Company, China Netcom and the Subscriber dated 19 January 2005 in relation to the Subscription

“Subscription Shares”	a total of 1,343,571,766 new Shares which are to be subscribed by the Subscriber pursuant to the Subscription Agreement

“substantial shareholder”	has the meaning ascribed to it in the Listing Rules

“Supplemental Arrangements”	The supplemental arrangements relating to the Subscription (including the termination of the Anti-Dilution Rights of the PCCW Substantial Shareholders) described in the joint announcement issued by the Company and China Netcom dated 7 February 2005

DEFINITIONS

“Takeovers Code”	the Hong Kong Code on Takeovers and Mergers

“Voting Undertaking”	the voting undertaking given by each of the PCCW Substantial Shareholders to China Netcom in the PCCW Substantial Shareholders Agreements

“%”	percent

LETTER FROM THE BOARD

Executive Directors:	Registered Office:
Li Tzar Kai, Richard (Chairman)	39th Floor, PCCW Tower
So Chak Kwong, Jack (Deputy Chairman	TaiKoo Place, 979 King’s Road
and Group Managing Director)	Quarry Bay
Yuen Tin Fan, Francis (Deputy Chairman)	Hong Kong
Peter Anthony Allen
Alexander Anthony Arena
Chung Cho Yee, Mico
Lee Chi Hong, Robert

Non-Executive Director:
Sir David Ford, KBE, LVO

Independent Non-Executive Directors:
Prof Chang Hsin-kang
Dr Fung Kwok King, Victor
Dr The Hon Li Kwok Po, David, GBS, JP
Sir Roger Lobo, CBE, JP
Aman Mehta
The Hon Raymond George Hardenbergh Seitz

14 February 2005

To the Shareholders

Dear Sir or Madam,

INCREASE OF AUTHORISED SHARE CAPITAL

AND

     ISSUE OF NEW SHARES TO
A WHOLLY-OWNED SUBSIDIARY OF
CHINA NETWORK COMMUNICATIONS GROUP CORPORATION

LETTER FROM THE BOARD

INTRODUCTION

     The Company announced on 20 January 2005 that China Netcom and the Subscriber had entered into a Subscription Agreement with the Company pursuant to which the Subscriber has conditionally agreed to subscribe for 1,343,571,766 new Shares at a price of HK$5.90 per Share. The Subscription Shares represent approximately 25% of the Company’s existing issued share capital and approximately 20% of the Company’s issued share capital as enlarged by the allotment and issue of the Subscription Shares.

     The proceeds of the Subscription will be approximately HK$7,927 million before deduction of expenses, and will strengthen the financial position of the Group. Subject to the Group’s capital investment procedures and the identification of appropriate investment opportunities, the Company intends to invest up to HK$5 billion of these proceeds in telecommunications opportunities in the PRC. The remainder will be used for reducing the Group’s debt and general corporate purposes.

     The purpose of this circular is to provide you with further information relating to the Subscription Agreement and the ancillary arrangements relating to the Subscription. In addition, this circular contains a notice of the EGM to be held on Wednesday, 16 March 2005 to consider a resolution relating to the increase of the authorised share capital of the Company, the issue of the Subscription Shares to the Subscriber and the grant of China Netcom’s Anti-Dilution Rights and the issue of Relevant Securities pursuant to such rights.

SUMMARY OF OTHER TERMS RELATING TO THE SUBSCRIPTION

     Under the terms of the Subscription Agreement, China Netcom has been granted certain rights. These rights, which include the right to nominate three Directors and China Netcom’s Anti-Dilution Rights, are summarised below (see “SUBSCRIPTION AGREEMENT DATED 19 JANUARY 2005 (AS AMENDED)”). China Netcom is not currently a connected person of the Company. Accordingly, the Stock Exchange has advised the Company that the grant of China Netcom’s Anti-Dilution Rights does not constitute a connected transaction of the Company. However, on Completion China Netcom will become an associate of a substantial shareholder of the Company and therefore a connected person of the Company. The treatment under the Listing Rules of the exercise by China Netcom of its Anti-Dilution Rights is summarised below (see “SUBSCRIPTION AGREEMENT DATED 19 JANUARY 2005 (AS AMENDED) — China Netcom’s Anti-Dilution Rights”).

     Each of the PCCW Substantial Shareholders (which together will hold approximately 25.5% of the issued share capital of the Company as enlarged by the allotment and issue of the Subscription Shares) has entered into a shareholders’ agreement with China Netcom. Under these shareholders’ agreements each of the PCCW Substantial Shareholders and China Netcom have agreed on certain matters relating to the Company and their respective shareholding interests in the Company (some of which are conditional on Completion). Further details of these shareholders’ agreements are set out below (see “PCCW SUBSTANTIAL SHAREHOLDERS AGREEMENTS DATED 19 JANUARY 2005”).

     In consideration for agreeing to give the Non-Disposal Undertakings and Voting Undertakings required from them by China Netcom, each of the PCCW Substantial

LETTER FROM THE BOARD

Shareholders sought and obtained similar Anti-Dilution Rights to China Netcom. These rights were contained in the PCCW Substantial Shareholders Anti-Dilution Agreements entered into between each of the PCCW Substantial Shareholders and the Company and would have enabled the PCCW Substantial Shareholders to maintain the balance in shareholding between themselves and China Netcom. Each anti-dilution agreement was on similar terms to the other anti-dilution agreements and to the terms of China Netcom’s Anti-Dilution Rights.

     PCRD and PCGH are regarded as substantial shareholders and are therefore connected persons of the Company. PCD is regarded as an associate of Li Tzar Kai, Richard (a Director and the Chairman of the Company) and is therefore also a connected person of the Company. Accordingly, the grant and exercise of the Anti-Dilution Rights of the PCCW Substantial Shareholders would therefore have amounted to connected transactions of the Company. As stated in the Announcement, the exercise of the Anti-Dilution Rights will be subject to the Listing Rules. The Stock Exchange has advised that the approval of independent Shareholders (that is to say, Shareholders other than the PCCW Substantial Shareholders and their associates) would be required to be sought on every occasion on which the Company is required to issue shares to the PCCW Substantial Shareholders pursuant to the exercise of their Anti-Dilution Rights. Such requirement would complicate and delay certain fund raising exercises and share issuances that the Company may undertake in the future. As a result, after consultations between the Company and the PCCW Substantial Shareholders, the PCCW Substantial Shareholders have agreed to terminate their Anti-Dilution Rights.

     Accordingly, on 7 February 2005, the parties to the Subscription Agreement and the PCCW Substantial Shareholders entered into certain Supplemental Arrangements whereby (a) each of PCRD, PCGH and PCD agreed with the Company to terminate their respective PCCW Substantial Shareholders Anti-Dilution Agreements; and (b) the parties to the Subscription Agreement agreed to remove the condition to Completion in the Subscription Agreement that the Anti-Dilution Rights of the PCCW Substantial Shareholders be approved at an extraordinary general meeting of the Company.

     The Supplemental Arrangements will provide the Company with more certainty in terms of timing for, and also more flexibility in, any fund raising exercises and share issuances it may undertake in the future.

     As a result of the Supplemental Arrangements and the treatment of China Netcom’s Anti-Dilution Rights under the Listing Rules, neither the Subscription nor any of the ancillary arrangements relating thereto constitute connected transactions of the Company. Therefore, neither the board committee referred to in the Announcement (consisting of the independent non-executive directors of the Company) formed to advise the independent Shareholders (that is to say, Shareholders other than PCRD, PCGH and PCD) in connection with the Anti-Dilution Rights nor the independent financial adviser appointed to advise this committee is now required. In addition, the Stock Exchange has confirmed to the Company that no Shareholder will be considered to be materially interested in the Subscription and therefore that no Shareholder will be required to abstain from voting at the EGM.

     Completion of the Subscription is conditional on, amongst other things, obtaining the approval of the Shareholders for the increase of the authorised share capital of the Company, the issue of the Subscription Shares to the Subscriber, the grant of China Netcom’s Anti-Dilution Rights and the issue of Relevant Securities pursuant to such rights.

LETTER FROM THE BOARD

SUBSCRIPTION AGREEMENT DATED 19 JANUARY 2005 (AS AMENDED)

Parties

     The parties to the Subscription Agreement are:

     (1) China Netcom;

     (2) the Subscriber; and

      (3) the Company.

China Netcom and the Subscriber

     China Netcom is principally engaged in the provision of telecommunications services in the PRC and is the holder of approximately 70.5% of CNC HK. The Subscriber, a wholly-owned subsidiary of China Netcom, is an investment holding company and holds China Netcom’s interest in CNC HK. For further information about the operations of China Netcom and CNC HK please see “GENERAL INFORMATION ABOUT CHINA NETCOM” below.

     Neither China Netcom nor the Subscriber is interested in any Shares as at the Latest Practical Date. Upon Completion, the Subscriber will hold approximately 20% of the enlarged issued share capital of the Company. Both China Netcom and the Subscriber are independent third parties which are not connected with the Directors, chief executives or substantial shareholders of the Company or any of its subsidiaries, or any of their respective associates. Upon Completion, the Subscriber will be a substantial shareholder of the Company and China Netcom will be an associate of a substantial shareholder of the Company, and each of them will therefore constitute a connected person of the Company under the Listing Rules.

Price of the Subscription Shares

     The price of the Subscription Shares of HK$5.90 per Share was arrived at through arm’s length negotiations with reference to the market price of the Shares. This represents a premium of about 25.5% over the closing price per Share of HK$4.70 quoted on the Stock Exchange on 19 January 2005 (being the date of the Subscription Agreement). The subscription price also represents a premium of about 23% over the average of the closing prices (of HK$4.80) quoted on the Stock Exchange on the 10 trading days ending on 19 January 2005 and a premium of about 17.8% over the average of the closing prices (of HK$5.01) quoted on the Stock Exchange on the 128 trading days ending on 19 January 2005 (being the number of trading days in the six month period ending on that date). The aggregate subscription price will be paid in cash by the Subscriber at Completion.

The Subscription Shares

     1,343,571,766 new Shares are to be subscribed, representing approximately 25% of the Company’s existing issued share capital and approximately 20% of the Company’s issued share capital as enlarged by the allotment and issue of the Subscription Shares.

LETTER FROM THE BOARD

     The Subscription Shares will rank, upon issue, pari passu in all respects with the Shares in issue on the date of allotment and issue of the Subscription Shares.

Conditions of the Subscription

Completion is conditional upon:

(A)	the passing by the Shareholders at the EGM of a resolution to:

	(1)	increase the authorised share capital of the Company to HK$2.5 billion comprising of 10 billion Shares;

	(2)	grant to the Directors a specific mandate to allot, issue and deal with the Subscription Shares; and

	(3)	approve the Anti-Dilution Rights of China Netcom;

(B)	(1)	listing of and permission to deal in all the Subscription Shares being granted by the Listing Committee of the Stock Exchange; and

	(2)	the listing and permission referred to in paragraph (B)(1) above not subsequently being revoked prior to Completion;

(C)	delivery by the Subscriber at Completion of a legal opinion from British Virgin Islands counsel relating to, among other things, the capacity and authority of the Subscriber to enter into, and perform its obligations under, the Subscription Agreement;

(D)	delivery by China Netcom at Completion of a legal opinion from PRC counsel relating to, among other things, the capacity and authority of China Netcom to enter into, and perform its obligations under, the Subscription Agreement and the PRC governmental, regulatory or similar consents required by the Subscriber and/or China Netcom to perform their respective obligations under the Subscription Agreement;

(E)	the obtaining by China Netcom of such consent or approval of a PRC governmental body or regulatory authority as is required for China Netcom and the Subscriber to enter into and perform their obligations under the Subscription Agreement; and

(F)	none of the warranties given by the Company in the Subscription Agreement being found to be, or no event occurring or matter arising which renders any of them, untrue or incorrect in any material respect on and as at the date of Completion.

     The above conditions (except those conditions which are required to be satisfied on or as at the date of Completion) must be fulfilled on or before Monday, 13 June 2005, unless the parties agree otherwise. The condition in paragraph (F) above may be waived by the Subscriber. The conditions in paragraphs (C) and (D) above may be waived by the Company.

LETTER FROM THE BOARD

     Shareholders and potential investors should note that the Subscription is subject to a number of conditions precedent (which are summarised above) and therefore may or may not be completed. Shareholders and potential investors are reminded to exercise caution when dealing in the securities of the Company.

Completion of the Subscription

     Completion will take place on the second Business Day after the satisfaction of the above conditions except those conditions which are required to be satisfied on or as at the date of Completion, or on such other date as the parties may agree.

Application for Listing

     Application will be made by the Company to the Listing Committee of the Stock Exchange for the grant of the listing of, and permission to deal in, all the Subscription Shares.

Board and Committee Appointments

     At Completion, Mr. Zhang Chunjiang, Dr. Tian Suning and Dr. Fan Xingcha will be appointed to the Board. Mr. Zhang Chunjiang, Dr. Tian Suning and Dr. Fan Xingcha have been nominated as Directors by China Netcom. Dr. Tian Suning will be appointed as a deputy chairman. An announcement will be made by the Company pursuant to Rule 13.51(2) of the Listing Rules upon the appointment of the Directors nominated by China Netcom. Brief biographical details of the proposed appointees are as follows:

(a)	Mr. Zhang Chunjiang, 47, has been the president of China Netcom since May 2003 and is the executive chairman and an executive director of CNC HK. He has been a director of CNC HK since June 2004.

(b)	Dr. Tian Suning, 42, has been the vice president of China Netcom since April 2002 and is the chief executive officer and an executive director of CNC HK. He has been a director of CNC HK since 2000.

(c)	Dr. Fan Xingcha, 40, has been the chief financial officer of CNC HK since 2000.

     One China Netcom nominated Director will also join each of the Company’s Executive Committee, Finance and Management Committee, Remuneration Committee, Nomination Committee and Regulatory Compliance Committee. Two China Netcom nominated Directors will join the PRC Business Development Committee to be established at Completion. China Netcom will be entitled to nominate persons from time to time to replace any of these appointees.

PRC Business Development Committee

     At Completion the Company will establish a PRC Business Development Committee to advise on possible opportunities for expanding the Group’s operations in the PRC and monitoring the use of funds allocated and approved by the Board or relevant committee for such PRC opportunities as are approved by the Board or relevant committee. China Netcom will have the right to nominate two out of four members of this committee.

LETTER FROM THE BOARD

     Subject to the Group’s capital investment procedures and the identification of appropriate investment opportunities, it presently intends to seek to invest up to HK$5 billion in expanding its operations in the PRC.

Co-Group Managing Director

     Upon the Group’s business operations in the PRC becoming a substantial part of the Group’s operations, China Netcom will have the right to nominate one of its nominees on the Board to be a Co-Group Managing Director of the Company, subject to the nominee having requisite qualifications and experience and subject to the approval of the Board.

China Netcom’s Obligations to CNC HK

     The Company has agreed that, for so long as the non-competition agreement between, inter alia, China Netcom and CNC HK is in effect, if the Group proposes to carry out any business which may directly or indirectly compete with that of CNC HK, the Company will approach China Netcom to discuss the proposed business. If China Netcom confirms that the proposed business will or is reasonably likely to be considered to constitute a business which would put China Netcom in breach of its existing contractual non-compete obligations to CNC HK, China Netcom and the Company will immediately consult in good faith.

     The purpose of these provisions is to enable due and careful consideration to be given to the nature and extent of the obligations of China Netcom under the existing non-competition agreement between, inter alia, China Netcom and CNC HK, and to afford China Netcom an opportunity to comply fully with its obligations thereunder. These provisions do not prevent or delay any member of the Group from continuing any negotiations in relation to any business opportunity or prevent any member of the Group from entering into any contract or other arrangement relating to any business opportunity provided that certain consultation periods are adhered to. The Directors therefore do not consider these provisions to be overly restrictive on the Group and consider them to be fair and reasonable and in the best interests of the Company as a whole in the context of the Subscription and China Netcom’s substantial investment in the Company.

     China Netcom has undertaken to CNC HK (pursuant to the non-competition agreement between, inter alia, China Netcom and CNC HK) that, as long as the shares of CNC HK are listed on the Stock Exchange or other exchanges and China Netcom directly or indirectly holds 30% or more of the issued share capital of CNC HK (or is deemed to be the controlling shareholder of CNC HK under relevant rules and regulations), it will not directly or indirectly without the prior written consent of CNC HK operate (1) any business that will be in direct or indirect competition with CNC HK or its subsidiaries’ telecommunications businesses conducted in the regions where CNC HK or its subsidiaries operate outside the PRC in accordance with existing licences; and (2) any business that will be in direct or indirect competition with the telecommunications services (not including wireless paging services) or selected value-added telecommunications services, internet data center services and IP-VPN services of CNC HK’s PRC operating subsidiary within CNC HK’s service regions.

LETTER FROM THE BOARD

     China Netcom requested the consent of CNC HK in relation to the Subscription Agreement, and CNC HK announced on 20 January 2005 that the board of directors of CNC HK had given its consent in relation to the Subscription Agreement for the purpose of the non-competition agreement between it and China Netcom.

Arrangements with China Netcom Competitors

     The Company has agreed in certain circumstances to discuss with China Netcom opportunities available to it with any entity licensed to provide basic fixed-line telecommunications services in the PRC relating to (1) the establishment of new joint ventures in the PRC in relation to (a) certain basic fixed-line telecommunications services which are considered of a strategic nature to the Group or involve a significant investment by the Group or (b) non-regulated services which involve a significant investment by the Group or (2) the disposal of a strategic business in the PRC. The Company is not bound to enter into any agreement with China Netcom or any member of its group as a preferred partner, and is not precluded from discussing or negotiating with any such competitors, or entering into any agreement or arrangement with them provided that it notifies China Netcom of the opportunity first and enters into good faith discussions with China Netcom if China Netcom expresses an interest in being the Company’s partner in the proposed business development or disposal. The Directors therefore do not consider these provisions to be overly restrictive and anticipate they will have positive implications for the Group’s PRC operations as they are likely to provide the Group with opportunities to participate (in conjunction with China Netcom) in the growing telecommunications market in the PRC.

Certain Non-Disposal Covenants

     The Company must obtain China Netcom’s consent (not to be unreasonably withheld or delayed) if it wishes to dispose of more than 10% of the Group’s voting interest in PCCW-HKT Telephone Limited or more than 25% of the Group’s voting interest in PCCW VOD Limited (the company licensed to operate the NOW Broadband pay television service in Hong Kong).

     The Company must also obtain China Netcom’s consent (not to be unreasonably withheld or delayed) if it wishes to dispose of any of its shareholding in Pacific Century Premium Developments Limited in the period commencing on the date of the Subscription Agreement and ending on the date falling 60 days after Completion (or, if earlier, the date on which the Subscription Agreement is terminated in accordance with its terms). However, China Netcom has undertaken to give its consent if the Board determines that the proposed sale is in the best interests of the Company.

     Where the Group is considering any disposal of other assets and such disposal will require a circular to be issued to its Shareholders under the Listing Rules, the Directors nominated by China Netcom must be consulted in advance.

     The Directors consider the non-disposal covenants described above to be fair and reasonable in the context of the Subscription and China Netcom’s substantial investment in the Company.

LETTER FROM THE BOARD

Duration of Undertakings

     The Company’s ongoing obligations summarised above in the paragraphs headed “Board and Committee Appointments”, “PRC Business Development Committee”, “Co-Group Managing Director”, “China Netcom’s Obligations to CNC HK”, “Arrangements with China Netcom Competitors”, and “Certain Non-Disposal Covenants” will cease to apply in the event that the Subscriber ceases to hold at least 10% of the total issued share capital of the Company or China Netcom ceases to hold, directly or indirectly, at least 75% of the issued share capital of the Subscriber.

China Netcom’s Anti-Dilution Rights

     China Netcom will be entitled to subscribe for additional Shares, securities convertible or exchangeable into Shares or any warrants or other rights to subscribe for Shares in order to maintain its percentage shareholding as a result of equity or equity linked capital issues to third parties. The price and terms upon which China Netcom will be entitled to subscribe for such additional Shares, warrants or other rights will be the same as such equity or equity linked capital issues are offered or made to third parties.

     If the Company proposes to issue any Relevant Securities for non-cash consideration, the price will be based on the value of the Relevant Securities or the consideration as stated in the agreements relating to the issue of Relevant Securities. If such value or consideration is not stated, the price will be an amount agreed between the Company and China Netcom only or, in default of agreement, the average closing price of the Shares on the Stock Exchange on the 15 trading days prior to binding agreements relating to the issue of Relevant Securities or, if earlier, the date on which the issue of Relevant Securities is announced pursuant to the Listing Rules. This 15 day period was chosen to give a fair representation of the market price of Shares and reduce the impact of any short-term abnormal movements in the market price of Shares. The Directors consider these provisions (ie those relating to the application of the Anti-Dilution Rights in the case of issues of Relevant Securities for non-cash consideration) to be fair and reasonable. In particular, commercial considerations are likely to dictate that the circumstances in which Relevant Securities will be issued to a third party for non-cash consideration with no value or consideration stated in the agreement with the third party are very limited. The Directors consider the mechanism for fixing the fair price to be paid by China Netcom in the circumstances described above to be fair and reasonable to the Company as whole. Shareholders should also note that, in any event, the pricing of any such issue will be subject to the conditions imposed by the Stock Exchange under the Listing Rules described below.

     The Company will notify China Netcom if, following the date of Completion, it proposes to issue any Relevant Securities. The Company expects that it will give such notice to China Netcom shortly before or at the same time as it enters into the relevant arrangements for the proposed issue of Relevant Securities to a third party. The relevant notice will include the price at which such Relevant Securities will be issued to the third party. China Netcom may elect to exercise its Anti-Dilution Rights in respect of such Relevant Securities by giving written notice to the Company within three Business Days of the Company’s initial notice (in the case of the issue of Relevant Securities for non-cash consideration or a top-up placing and subscription) or ten Business Days of the Company’s initial notice (in other cases). The reason for the shorter notice period in the first case described above is that issues of Relevant Securities in such circumstances are usually conducted in limited time frames determined by market conditions. The shorter notice period

LETTER FROM THE BOARD

in this case is therefore beneficial to the Company. Shareholders should note that the timing and notice provisions of China Netcom’s Anti-Dilution Rights may put China Netcom in a privileged position as compared to other Shareholders. The Directors consider these timing and notice period provisions to be fair and reasonable and in the best interests of the Company as a whole in the context of the Subscription and China Netcom’s substantial investment in the Company.

     The term of China Netcom’s Anti-Dilution Rights will be for three years from Completion. If the Subscriber ceases to hold at least 15% of the total issued share capital of the Company or China Netcom ceases to hold, directly or indirectly, at least 75% of the issued share capital of the Subscriber at any time during this period, China Netcom’s Anti-Dilution Rights will terminate. Relevant Securities issued pursuant to China Netcom’s Anti-Dilution Rights will not be subject to any lock-up or other similar arrangement.

     China Netcom’s Anti-Dilution Rights will be subject to the approval of the Shareholders, to be sought at the same time as approval for the increase in the authorised share capital and granting of a specific mandate for the issue of the Subscription Shares.

     On Completion China Netcom will become an associate of a substantial shareholder of the Company and therefore a connected person of the Company (as such terms are defined in the Listing Rules). The exercise of China Netcom’s Anti-Dilution Rights will be subject to the Listing Rules. The Stock Exchange has advised the Company that:

(1)	the pricing of Relevant Securities in respect of which China Netcom has indicated that it will exercise its Anti-Dilution Rights must be approved by the Directors, including the independent non-executive Directors, who do not have a direct interest in the transaction and who are not connected with China Netcom;

(2)	where Relevant Securities are to be issued to China Netcom at a discount of more than 10% to the benchmark price, such benchmark price being the higher of:

	(a)	the closing price on the date of the relevant agreement relating to the proposed issue of securities; and

	(b)	the average closing price in the five trading days immediately prior to the earlier of:

		(i)	the date of announcement of the proposed transaction or arrangement involving the proposed issue of securities;

		(ii)	the date of the relevant agreement relating to the proposed issue of securities; and

		(iii)	the date on which the placing or subscription price for the proposed issue of securities is fixed,

an independent financial adviser’s opinion on the fairness of the price or value at which the Relevant Securities are to be issued to China Netcom will be required in addition to the Directors’ approval described above, and the Company will be required to include reference to this opinion in any announcement to be issued by it in relation to the issue of Relevant Securities to China Netcom; and

LETTER FROM THE BOARD

(3)	where Relevant Securities are to be issued to China Netcom at a discount of 20% or more to the benchmark price, the approval of independent Shareholders will be required in advance of such issue.

     Examples of circumstances in which China Netcom’s Anti-Dilution Rights may be exercised are: a placing of new Shares, a placing and top-up subscription of new Shares, an issue of Relevant Securities as consideration for an acquisition by the Company, or an issue of equity-linked securities such as convertible or exchangeable bonds (this is not an exhaustive list of the circumstances in which China Netcom could exercise its Anti-Dilution Rights). The Anti-Dilution Rights will not apply in relation to the exercise of employee share options, securities issued pursuant to any share incentive scheme, rights issues, open or other offers on a pro-rata basis, bonus and capitalisation issues.

     The pricing, number of securities involved or dilutitive effect of any future issue of Relevant Securities by the Company in respect of which China Netcom will be entitled to exercise its Anti-Dilution Rights is not known at the current time. However, the issue of Relevant Securities pursuant to China Netcom’s Anti-Dilution Rights will be subject to the Listing Rules requirement that the issue of any new Shares or other securities by the Company, other than on a pro rata basis to existing Shareholders, may only be made pursuant to any annual general or specific mandate that may be granted to the Directors. Except in cases where they are materially interested in any relevant transaction for which a special mandate is sought, China Netcom and its associates will be entitled to vote on resolutions that may be proposed to approve the annual general (or any special) mandate to issue Relevant Securities. The number of Relevant Securities that can be issued to third parties under any general mandate (or refreshment of the general mandate) granted to the Directors from time to time will be limited by the number of Relevant Securities to which China Netcom is entitled to subscribe pursuant to its Anti-Dilution Rights.

     Shareholders should note that China Netcom’s Anti-Dilution Rights may put it in a privileged position as compared to other Shareholders. China Netcom required the Company to grant it Anti-Dilution Rights in the terms described above to protect its substantial strategic investment in the Company against issues of Relevant Securities which would have a dilutitive effect on its investment. The Directors consider the granting of the Anti-Dilution Rights and their terms (including those terms relating to pricing, the number of shares to be issued and timing of issues of Relevant Securities pursuant to such rights described above) to be fair and reasonable in the context of the Subscription and China Netcom’s substantial investment in the Company.

Guarantee

     China Netcom has agreed to guarantee the obligations of the Subscriber under the Subscription Agreement.

Subscriber’s Right to Assign

     Provided that the Subscriber gives written notice to the Company no less than five Business Days prior to the date of Completion and the proposed assignee is a wholly-owned subsidiary of the Subscriber, the Subscriber is entitled to assign all (but not part only) of its rights in and to the Subscription Agreement (including the right to subscribe for and be

LETTER FROM THE BOARD

issued and allotted with the Subscription Shares at Completion) to any company which is wholly owned by the Subscriber. The Subscriber has notified the Company that it intends to assign all its rights in and to the Subscription Agreement to the Alternate Subscriber.

PCCW SUBSTANTIAL SHAREHOLDERS AGREEMENTS DATED 19 JANUARY 2005

Parties

     Each of the PCCW Substantial Shareholders has entered into a shareholders’ agreement with China Netcom. Each shareholders’ agreement is on similar terms to the other shareholders’ agreements. These terms are summarised below.

Non-Disposal Undertaking

     Subject to certain customary exceptions, each PCCW Substantial Shareholder will be subject to an obligation not to dispose or transfer any of its shareholding in the Company (1) for an initial period commencing on the date of the shareholders’ agreement and ending on the date of Completion; and (2) conditional upon Completion a further period of 12 months from the date of Completion. China Netcom may waive the non-disposal undertaking in whole or in part.

     China Netcom required each PCCW Substantial Shareholder to give a Non-Disposal Undertaking in the terms described above to protect its strategic investment by limiting the potential impact on the Company’s share price as a result of a sale of a significant shareholding by any PCCW Substantial Shareholder.

Voting Undertaking

     Each PCCW Substantial Shareholder has undertaken (having regard to its other legal rights and obligations) to exercise, or use its reasonable endeavours to cause the exercise of, its voting rights in favour of the resolution to be proposed at the EGM to approve and implement the matters and transactions as described in the Subscription Agreement. In addition, conditional on Completion, each PCCW Substantial Shareholder has undertaken to exercise its rights and powers and give all such instructions (including as a Shareholder) to procure, so far as it is able, that the Company’s obligations in connection with China Netcom’s entitlements to nominate Board members and committee members are complied with from time to time for so long as China Netcom is entitled to exercise such rights in accordance with the Subscription Agreement.

     China Netcom required each PCCW Substantial Shareholder to give a Voting Undertaking in the terms described above to provide it with comfort that Completion will occur and that its rights to nominate Board members and committee members will be complied with from time to time for so long as China Netcom is entitled to exercise such rights in accordance with the Subscription Agreement.

LETTER FROM THE BOARD

TAKEOVERS CODE

     The SFC has confirmed that it does not consider China Netcom and the Subscriber to be “acting in concert” (as such term is defined in the Takeovers Code) with the PCCW Substantial Shareholders (or any of them) as a result of the arrangements in relation to, or in connection with, the Subscription as described in this circular. As a result, none of the Subscriber, China Netcom, the PCCW Substantial Shareholders or their respective concert parties will be required, as a result of the entering into and implementation of the Subscription Agreement, the shareholders’ agreements and/or the agreements relating to the Anti-Dilution Rights, to make any general offer under Rule 26 of the Takeovers Code.

EFFECTS OF SUBSCRIPTION ON SHAREHOLDING STRUCTURE

	Before Subscription	After Subscription
	(approximately)	(approximately)

Subscriber	0%	20.00%
PCCW Substantial Shareholders	31.91%	25.53%
Public	68.09%	54.47%

	100%	100%

Note:	The table above does not take into account any Shares that may be issued upon exercise of any share options granted by the Company or the exercise of any rights of conversion under any existing convertible securities issued by the Company.

USE OF PROCEEDS OF SUBSCRIPTION

     The proceeds of the Subscription will be approximately HK$7,927 million before deduction of expenses, and will strengthen the financial position of the Group. Subject to the Group’s capital investment procedures and the identification of appropriate investment opportunities, the Company intends to seek to invest up to HK$5 billion of these proceeds in telecommunications opportunities in the PRC. The remainder will be used for reducing the Group’s debt and general corporate purposes.

REASONS FOR THE SUBSCRIPTION

     It is expected that the strategic relationship between China Netcom and the Company following the Subscription will allow both companies to develop their respective businesses in the PRC and internationally, creating growth opportunities for both parties. A strategic relationship with China Netcom will lay the foundation for the Group to participate in the growing telecommunications market in the PRC. At the same time, the capital injection will further strengthen the Company’s financial fundamentals. Similarly, with China Netcom’s strategic investment in the Company, China Netcom will be able to capitalise on the Group’s expertise to accelerate innovations in its business management and enhance its marketing expertise.

LETTER FROM THE BOARD

     The Board considers the terms of the Subscription Agreement to be fair and reasonable and in the interests of the Company and the Shareholders as a whole. In particular, for the reasons set out above in “SUBSCRIPTION AGREEMENT DATED 19 JANUARY 2005 (AS AMENDED) — China Netcom’s Anti-Dilution Rights” the Board considers the granting of China Netcom’s Anti-Dilution Rights and the terms of such rights (including those terms relating to pricing, the number of shares to be issued and timing of issues pursuant to such rights) to be fair and reasonable.

INCREASE IN AUTHORISED SHARE CAPITAL

     As at the Latest Practicable Date, the Company had an authorised share capital of HK$1.6 billion divided into 6.4 billion Shares of which 5,374,287,061 Shares had been issued and fully paid. In order to enable the issue and allotment of the Subscription Shares and to facilitate future issues of Shares, the Company proposes to increase its authorised share capital from HK$1.6 billion to HK$2.5 billion by the creation of an additional 3.6 billion Shares.

     The proposed increase in the authorised share capital is subject to the passing by the Shareholders at the EGM of the ordinary resolution approving, among other things, the increase in the authorised share capital of the Company.

GENERAL INFORMATION ABOUT THE COMPANY

     The Company is the largest telecommunications provider in Hong Kong and one of Asia’s leading integrated communications companies. The Company provides key services in the areas of: integrated telecommunications; broadband solutions; connectivity; narrowband and interactive broadband (Internet services); information technology solutions and services and infrastructure.

GENERAL INFORMATION ABOUT CHINA NETCOM

     China Netcom is a state-owned enterprise established under the laws of the PRC. It is principally engaged in the provision of telecommunications services in the PRC and is the holder of approximately 70.5% of CNC HK, whose shares are listed and traded on the Stock Exchange.

     CNC HK is the dominant provider of fixed-line telecommunications services, broadband and other internet-related services, and business and data communications services in the northern service regions in the PRC of Beijing Municipality, Tianjin Municipality, Hebei Province, Henan Province, Shandong Province and Liaoning Province. It also provides telecommunications services primarily targeted at business and residential customers in selected high-density areas in the southern service regions in the PRC of Shanghai Municipality and Guangdong Province. In addition, CNC HK operates an extensive network and offers international data services in the Asia-Pacific region. China Netcom retains the ownership of, and continues to control most aspects of the operation of, the fixed-line telecommunications networks outside the northern and southern service regions of CNC HK and provides telecommunications services in mainland China using those networks.

LETTER FROM THE BOARD

EGM

     There is set out on pages 20 to 21 of this circular a notice convening the EGM to be held at 11:00 a.m. on Wednesday, 16 March 2005 at which an ordinary resolution relating to the increase of the authorised share capital of the Company, the issue of the Subscription Shares to the Subscriber and the Anti-Dilution Rights of China Netcom will be proposed to the Shareholders. The Stock Exchange has confirmed to the Company that no Shareholder will be considered to be materially interested in the Subscription and therefore that no Shareholder will be required to abstain from voting at the EGM. Accordingly, all Shareholders (including the PCCW Substantial Shareholders) will be able to vote on the resolution. Each of the PCCW Substantial Shareholders has indicated that it will, pursuant to the Voting Undertaking (and having regard to its other legal rights and obligations), exercise, or use its reasonable endeavours to cause the exercise of, its voting rights in favour of the resolution to be proposed at the EGM.

     A form of proxy for use at the EGM is also enclosed. Whether or not you are able to attend the EGM, you are requested to complete and sign the enclosed form of proxy in accordance with the instructions printed thereon, and to lodge it with the Company’s Share Registrars, Computershare Hong Kong Investor Services Limited, at 46th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong, as soon as possible but in any event not later than 48 hours before the time appointed for the holding of the EGM or any adjourned meeting (as the case may be), otherwise the form of proxy will not be treated as valid. Completion and return of the form of proxy will not preclude you from attending and voting in person at the EGM or any adjourned meeting should you so wish.

RECOMMENDATION

     The Board considers the terms of the Subscription and the Anti-Dilution Rights of China Netcom to be fair and reasonable and in the interests of the Company and the Shareholders as a whole. Accordingly, the Board recommends the Shareholders to vote in favour of the resolution relating to the increase of the authorised share capital of the Company, the issue of the Subscription Shares to the Subscriber, and the grant of China Netcom’s Anti-Dilution Rights and the issue of Relevant Securities pursuant to such rights to be proposed at the EGM.

Yours faithfully,
By Order of the Board

PCCW Limited

Yuen Tin Fan, Francis

Deputy Chairman

NOTICE OF EGM

NOTICE OF EXTRAORDINARY GENERAL MEETING

     Notice is hereby given that an Extraordinary General Meeting of PCCW Limited (the “Company”) will be held on Wednesday, 16 March 2005 at 11:00 a.m. in the Conference Room, 14th Floor, PCCW Tower, TaiKoo Place, 979 King’s Road, Quarry Bay, Hong Kong, for the purpose of considering and, if thought fit, passing the following as an Ordinary Resolution:

     “THAT:

(A)	the authorised share capital of the Company be increased from HK$1,600,000,000 to HK$2,500,000,000 by the creation of 3,600,000,000 new ordinary shares of HK$0.25 each, such shares to rank pari passu in all respects with the existing ordinary shares of HK$0.25 each in the issued capital of the Company;

(B)	the allotment and issue by the Directors of 1,343,571,766 new ordinary shares of HK$0.25 each in the capital of the Company (as increased pursuant to paragraph (A) above) at a price of HK$5.90 per share pursuant to and on the terms set out in the subscription agreement dated 19 January 2005 entered into between the Company, China Netcom Group Corporation (BVI) Limited and China Network Communications Group Corporation (a copy of which has been produced to this Meeting marked “A” and initialled by the Chairman of this Meeting for the purpose of identification) be approved; and

(C)	the granting of the Anti-Dilution Rights (as defined and described in the circular to shareholders of the Company dated 14 February 2005) to China Network Communications Group Corporation and the issue of new shares of the Company, any securities convertible into or exchangeable into shares of the Company, and/or any warrants or other rights to subscribe for shares of the Company on exercise from time to time of the Anti-Dilution Rights by China Network Communications Group Corporation be approved, confirmed and ratified.”

By Order of the Board
PCCW Limited
Hubert Chak
Company Secretary

Hong Kong, 14 February 2005

NOTICE OF EGM

Notes:

(1)	Any member of the Company entitled to attend and vote at the Extraordinary General Meeting (the “EGM”) is entitled to appoint one or more proxies to attend and, on a poll, vote in his stead in accordance with the Articles of Association of the Company. A proxy need not be a member of the Company.

(2)	Where there are joint registered holders of any share of the Company, any one of such persons may vote at the EGM, either personally or by proxy, in respect of such share as if he were solely entitled thereto; but if more than one of such joint holders is present at any meeting personally or by proxy, that one of the holders so present whose name stands first on the register of members of the Company in respect of such share shall alone be entitled to vote in respect thereof.

(3)	The form of proxy and the power of attorney or other authority, if any, under which it is signed (or a notarially certified copy of such power of attorney or authority) must be deposited at the Company’s Share Registrars, Computershare Hong Kong Investor Services Limited, at 46th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong not less than 48 hours before the time appointed for holding the EGM (or any adjournment thereof, as the case may be), otherwise the form of proxy shall not be treated as valid. The completion and return of the form of proxy shall not preclude members of the Company from attending and voting in person at the EGM (or any adjourned meeting thereof) should they so wish.

(4)	In accordance with the Company’s Articles of Association, the following categories of members may demand that the vote in respect of the resolution to be put to the EGM should be taken on a poll:

(a) at least three members present in person or by proxy for the time being entitled to vote at the meeting;

(b) any member or members present in person or by proxy and representing not less than one-tenth of the total voting rights or all the members having the right to vote at the meeting;

(c) any member or members present in person or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal or not less than one-tenth of the total sum paid up on all the shares conferring that right.

A poll may be so demanded before or on the declaration of the result of the show of hands.

Electronic Communications

     This circular in both English and Chinese is now available in printed form and on the Company’s website at www.pccw.com.

     Shareholders who have chosen to receive this circular by electronic means through the Company’s website and who, for any reason, have difficulty in receiving or gaining access to this circular will promptly upon written request to the Company’s Share Registrars, Computershare Hong Kong Investor Services Limited, be sent this circular in printed form free of charge.

     Shareholders may change their means of receipt of the Company’s corporate communications at any time, free of charge, by notice in writing to the Company’s Share Registrars at:

To PCCW Limited
c/o Share Registrars
Computershare Hong Kong Investor Services Limited
46th Floor, Hopewell Centre
183 Queen’s Road East, Wan Chai
Hong Kong

fax: +852 2529 6087/+852 2865 0990

email: hkinfo00008@computershare.com.hk